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                             October 15, 2021

       Geoffrey McFarlane
       Chief Executive Officer
       Winc, Inc.
       1745 Berkeley St, Studio 1
       Santa Monica, CA 90404

                                                        Re: Winc, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed October 6,
2021
                                                            File No. 000-56336

       Dear Mr. McFarlane:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G Filed October 6, 2021

       Exhibit 99.1 Information Statement
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Impact of COVID-19, page 53

   1. On pages 53 and 77, you disclose that you have experienced a significant increase in DTC demand due to changes
to consumer behaviors resulting from COVID-19-related
                                                        restrictions placed on
consumers, and that management believes this reflects "a permanent shift in consumer
behavior." You also disclose on page 54 that the significant increases in your DTC channel net
revenues was fueled by the COVID-19 pandemic and social and
                                                        governmental responses
to it and that you believe growth in your DTC channel will slow going forward as
COVID-19 restrictions are eased or lifted. Please reconcile or provide greater context to
explain these two statements.
 Geoffrey McFarlane
Winc, Inc.
October 15, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas Lamparski at 202-551-4695 or Jacqueline Kaufman at 202-551-
3797 with any other questions.



                                                          Sincerely,
FirstName LastNameGeoffrey McFarlane
                                                          Division of
Corporation Finance
Comapany NameWinc, Inc.
                                                          Office of Trade &
Services
October 15, 2021 Page 2
cc:       Drew Capurro
FirstName LastName